Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Signet Jewelers Limited:

We consent to the incorporation by reference in the registration statement No. 333-153435 on Form S-8 of Signet Jewelers Limited of our report dated March 25 2009, with respect to the consolidated balance sheets of Signet Jewelers Limited and subsidiaries as of January 31, 2009 and February 2, 2008, the related consolidated income statements, and the related statements of shareholders’ equity, other comprehensive income, and cash flows for the 52 weeks ended January 31, 2009, the 52 weeks ended February 2, 2008, and the 53 weeks ended February 3, 2007 and the effectiveness of internal control over financial reporting as of January 31, 2009, which report appears in the January 31, 2009 Annual Report on Form 20-F of Signet Jewelers Limited.

/s/ KPMG Audit Plc

London, United Kingdom
April 1, 2009